Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2005 AND 2004

(Expressed in thousands of U.S. Dollars - except per share data)

	Three months ended June 30,
	2005	2004
VOYAGE REVENUES:	$65,455	$66,362

EXPENSES:
Commissions	2,533	2,693
Voyage expenses	9,151	9,354
Charter hire expense	6,080	6,065
Vessel operating expenses	12,714	12,338
Depreciation	8,866	8,911
Amortization of deferred charges	1,027	2,413
Management fees	1,383	1,260
General and administrative expenses	890	709
Foreign currency (gains)/losses	(101)	2
Amortization of deferred gain on sale of vessels	(792)	(792)
Gain on sale of vessels, net	(8,820)	(908)

Operating income	32,524	24,317

OTHER INCOME (EXPENSES):
Gain on sale of non-operating vessels, net	10,818	7,847
Interest and finance costs, net	(2,862)	(2,103)
Interest income	1,196	100
Other, net	221	—

Total other income (expenses), net	9,373	5,844

Net Income	$41,896	$30,161

Earnings per share, basic	$2.09	$1.62

Earnings per share, diluted	$2.09	$1.62

Weighted average number of shares, basic	20,046,517	18,592,171

Weighted average number of shares, diluted	20,063,877	18,634,881

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(Expressed in thousands of U.S. Dollars - except per share data)

	Six months ended June 30,
	2005	2004
VOYAGE REVENUES:	$142,329	$149,385

EXPENSES:
Commissions	5,684	6,192
Voyage expenses	16,130	20,309
Charter hire expense	12,115	12,127
Vessel operating expenses	26,440	26,006
Depreciation	17,426	17,603
Amortization of deferred charges	2,756	4,787
Provision for doubtful receivables	—	244
Management fees	2,778	2,505
General and administrative expenses	1,388	1,278
Foreign currency (gains)/losses	(72)	47
Amortization of deferred gain on sale of vessels	(1,584)	(1,584)
Gain on sale of vessels, net	(14,023)	(908)

Operating income	73,290	60,779

OTHER INCOME (EXPENSES):
Gain on sale of non-operating vessels, net	10,818	7,847
Interest and finance costs, net	(4,448)	(5,257)
Interest income	1,883	181
Other, net	205	—

Total other income (expenses), net	8,458	2,771

Net Income	$81,748	$63,550

Earnings per share, basic	$4.06	$3.55

Earnings per share, diluted	$4.06	$3.54

Weighted average number of shares, basic	20,110,217	17,893,298

Weighted average number of shares, diluted	20,128,025	17,955,188

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2005 and DECEMBER 31, 2004

(Expressed in thousands of U.S. Dollars - except per share data)

	June 30, 2005	December 31, 2004
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$133,262	$116,922
Cash, restricted	1,377	1,453
Receivables-
Trade accounts receivable, net	9,935	20,206
Insurance claims	2,060	1,282
Due from related companies	2,218	5,173
Advances and other	5,050	3,828

	19,263	30,489

Financial instruments - Fair value	1,610	—
Inventories	5,970	4,059
Prepaid insurance and other	5,531	2,347

Total current assets	167,013	155,270

INVESTMENTS	25,053	10,000
FIXED ASSETS:
Advances for vessels under construction	131,911	121,260

Vessels	874,267	805,148
Accumulated depreciation	(164,457)	(168,874)

Vessels’ Net Book Value	709,810	636,274

Total fixed assets	841,721	757,534

DEFERRED CHARGES, net	14,297	15,184

Total assets	$1,048,084	$937,988

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$42,782	$39,693

Accounts payable-
Trade	18,271	14,937
Due to related companies	5,294	2,657
Other	389	1,454

	23,954	19,048

Accrued liabilities	8,828	8,632
Accrued bank interest	4,449	2,653
Financial instruments - Fair value	—	78
Unearned revenue	4,978	6,435
Deferred income, current portion	4,005	4,005

Total current liabilities	88,996	80,544

LONG-TERM DEBT, net of current portion	379,404	325,471

DEFERRED INCOME, net of current portion	10,450	12,452

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 40,000,000 shares authorized at June 30, 2005 and December 31, 2004; 19,826,360 and 20,175,536 issued and outstanding at June 30, 2005 and December 31, 2004, respectively.	19,826	20,176
Additional paid-in capital	269,041	282,451
Other comprehensive income	2,021	1,136
Retained earnings	278,346	215,758

Total stockholders’ equity	569,234	519,521

Total liabilities and stockholders’ equity	$1,048,084	$937,988

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2004 AND SIX MONTHS ENDED JUNE 30, 2005

(Expressed in thousands of U.S. Dollars - except per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stock- Holders’ Equity
BALANCE, January1, 2004		$17,152	$203,631	$95,217	$(1,431)	$314,569
Net income	143,290	—	—	143,290		143,290
- Issuance of common stock		2,875	78,143			81,018
- Expenses related to the issuance of common stock			(926)			(926)
- Exercise of stock options		149	1,603			1,752
- Cash dividends declared and paid ($0.50 per share)				(8,631)		(8,631)
- Cash dividends declared and paid ($0.70 per share)				(14,118)		(14,118)
- Fair value of financial instruments	1,706				1,706	1,706
- Reclassification of losses on undesignated cash flow hedges	861				861	861

Comprehensive income	$145,857

BALANCE, December 31, 2004		$20,176	$282,451	$215,758	$1,136	$519,521

Net income	81,748			81,748		81,748
- Exercise of stock options		10	115			125
- Repurchase and cancellation of common stock (359,625 shares)		(360)	(13,525)			(13,885)
- Cash dividends declared and paid ($0.95 per share)				(19,160)		(19,160)
- Fair value of financial instruments	885				885	885

Comprehensive income	$82,633

BALANCE, June 30, 2005		$19,826	$269,041	$278,346	$2,021	$569,234

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS AND THE THREE MONTHS ENDED JUNE 30, 2005 AND 2004

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,		Three months ended June 30,
	2005	2004	2005	2004
Cash Flows from Operating Activities:

Net income	$81,748	$63,550	41,896	30,161
Adjustments to reconcile net income to net cash provided by operating activities:			—
Depreciation	17,426	17,603	8,866	8,911
Amortization of deferred dry-docking costs	2,756	4,787	1,027	2,413
Amortization of loan fees	124	193	64	103
Amortization of deferred income	(2,002)	(2,000)	(1,001)	(994)
Change in fair value of financial instruments	(803)	(1,828)	261	(664)
Payments for dry-docking	(5,412)	(2,616)	(3,059)	(2,220)
Gain on sale of vessels, net	(24,841)	(8,755)	(19,638)	(8,755)
(Increase) Decrease in:
Receivables	11,226	(2,569)	3,046	(4,765)
Inventories	(1,911)	(230)	(2,378)	342
Prepaid insurance and other	(3,184)	(1,301)	(1,979)	114
Increase (Decrease) in:			—
Accounts payable	4,906	(2,315)	5,603	(1,691)
Accrued liabilities	1,992	3,364	226	1,804
Unearned revenue	(1,457)	(928)	734	(1,359)

Net Cash from Operating Activities	80,568	66,955	33,667	23,400

Cash Flows from Investing Activities:
Advances for vessels under construction	(41,899)	(56,038)	(22,816)	(21,522)
Vessel acquisitions and/or improvements	(132,946)	(70,344)	(114,442)	(21,061)
Investments	(15,053)	—	(10,055)	—
Proceeds from sale of vessels, net	101,959	38,907	92,816	38,907
Restricted cash	76	—	(873)	—

Net Cash used in Investing Activities	(87,862)	(87,475)	(55,371)	(3,676)

Cash Flows from Financing Activities:
Proceeds from long-term debt	88,863	40,000	62,613	—
Financing costs	(468)	(169)	(242)	—
Payments of long-term debt	(31,841)	(84,222)	(19,487)	(76,085)
Proceeds from public offering, net of related issuance costs	—	80,200	—	80,200
Proceeds from exercise of stock options	125	1,228	92	—
Cash dividend	(19,160)	(8,631)	(19,160)	(8,631)
Repurchase and cancellation of common stock	(13,885)	—	(13,359)	—

Net Cash from/(used in) Financing Activities	23,635	28,406	10,457	(4,516)

Net increase/(decrease) in cash and cash equivalents	16,340	7,886	(11,246)	15,208
Cash and cash equivalents at beginning of period	116,922	86,813	144,508	79,491

Cash and cash equivalents at end of period	$133,262	$94,699	$133,262	$94,699